BB 3/3

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

[redacted]

SECURIT 10028249 ISSION

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SEC FILE NUMBER
8-66546

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

NAME OF BROKER - DEALER:

MWAM DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd. Suite 1580
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID LIPPMAN 310-444-1636 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

Pls 3/8

OATH OR AFFIRMATION

I, David Lippman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to MWAM Distributors, LLC (the "Company") as of December 31, 2009 and for year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

DAVID LIPPMAN

Chief Executive Officer

IRENE F. SHARPE

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 6 in the accompanying financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 6 in the accompany financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Jurat

State of CALIFORNIA
County of LOS ANGELES } ss.

Subscribed and ~~sworn to~~ (or affirmed) before me on this 24th day of FEBRUARY, 2010 by DAVID LIPPMAN

personally known to me or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

[signature]

Notary Public Signature

IRENE F. SHARPE
COMM. # 1834236
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JAN. 30, 2013

(notary seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
MWAM Distributors, LLC
Los Angeles, CA

We have audited the accompanying statement of financial condition of MWAM Distributors, LLC (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MWAM Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, on February 23, 2010, the Company's Parent, Metropolitan West Asset Management, LLC was acquired by The TCW Group, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 for MWAM Distributors, LLC as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2010

MWAM DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 929,922
ACCOUNTS RECEIVABLE	24,163
PREPAID EXPENSES	65,195
PROPERTY AND EQUIPMENT (Net of $49,696 accumulated depreciation)	40,661
TOTAL	$1,059,941

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE	$ 183
ACCRUED EXPENSES	14,136
COMMISSIONS PAYABLE	687,845
DUE TO PARENT	4,325
Total liabilities	706,489
MEMBER'S CAPITAL	353,452
TOTAL	$1,059,941

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	$ 469,214
EXPENSES:	
Employee compensation and benefits	332,863
Commission expense	1,815,545
Operating expenses allocated by the Parent (Note 3)	272,674
General and administrative	163,743
Professional fees	14,259
Total expenses	2,599,084
NET LOSS	$(2,129,870)

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(2,129,870)
Adjustments to reconcile net loss to net cash used in operating activities:	
Operating expenses allocated by the Parent	272,674
Depreciation	18,071
Changes in operating assets and liabilities:	
Accounts receivable	44,451
Prepaid expenses	(3,091)
Accounts payable	4,121
Accrued expenses	3,836
Commissions payable	322,943
Net cash used in operating activities	(1,466,865)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from capital contribution from Parent	1,625,000
NET INCREASE IN CASH	158,135
CASH — Beginning of year	771,787
CASH — End of year	$ 929,922
NONCASH FINANCING ACTIVITIES — Noncash capital contribution from Parent for operating expense allocation	$ 272,674

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Member's Capital
BALANCE — January 1, 2009	$ 585,648
Capital contribution from Parent	1,625,000
Noncash capital contribution from Parent for operating expense allocation (Note 3)	272,674
Net loss	(2,129,870)
BALANCE —December 31, 2009	$ 353,452

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

MWAM Distributors, LLC (the "Company"), a wholly owned subsidiary of Metropolitan West Asset Management, LLC (the "Parent"), is a California limited liability company registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc., which was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. MWAM Holdings, LLC (the "HOLDCO") is organized as a California limited liability company and is the sole member of the Parent.

The Company provides distribution services to registered investment companies managed by the Parent and provides investor placement services to private investment funds managed by the Parent and West Gate Advisors, LLC (the "Advisor"), a wholly owned subsidiary of the Parent. The Parent and the Advisor do not currently execute securities trades for any of its investment advisory clients through the Company, nor is the Company currently authorized by FINRA to conduct such a business activity. The Company does not carry customer accounts. The Company is dependent upon the Parent for financial, personnel, operational and administrative support.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The Company derives all of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 3, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. The Parent has relieved the Company of its obligations to reimburse the Parent for such expenses resulting in the Company recording the expenses and also a corresponding capital contribution by the Parent. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Revenue Recognition — Revenues primarily relate to distribution and placement fees which are recognized as income during the period when the related services are rendered.

Cash — The Company maintains its cash balance in an interest-bearing account that is insured by the FDIC up to $250,000 as of December 31, 2009. As of December 31, 2009, the Company has uninsured cash of approximately $680,000. The interest rate at December 31, 2009 was 0.50%.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTY

All revenues earned by the Company relate to fees received for distribution services provided to registered investment companies managed by the Parent, as well as fees received for placing eligible investors into the private investment funds managed by the Parent and West Gate Advisors, LLC, a wholly owned subsidiary of the Parent. For the year ended December 31, 2009, revenues earned for these services were approximately $463,000 and are included in the accompanying statement of operations.

The Company shares office space and employees with its Parent. Therefore, the Company entered into an expense-sharing agreement with the Parent whereby certain indirect expenses attributed to rent, office supplies, compensation for time devoted to assisting with certain activities as registered representatives of the Company, and other general overhead expenses are allocated by the Parent to the Company. The Parent will pay for these shared expenses from the Parent's operating accounts. The Parent has relieved the Company of its obligations to reimburse the Parent for such expenses; consequently, the Company recorded the expenses paid by its Parent as a capital contribution. For the year ended December 31, 2009, the Parent allocated $272,674 which was attributable to the Company. Such amounts are included in the accompanying statement of operations and changes in member's capital, respectively.

4. INCOME TAXES

No provision for federal or state income taxes has been made in the accompanying financial statements, as the Company is a limited liability company for which the net income or loss flows through to the members of the Parent company based on their respective share of the revenues or expenses for income tax purposes. However, the Company is subject to certain California franchise taxes and certain state and city revenue taxes.

The Company adopted the Income Taxes topic of the Codification ("ASC740") on January 1, 2009, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements, and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. Based on its analysis, the Company has determined that the adoption of ASC 740 did not have a material impact to the Company's financial statements. However, the Company's conclusion regarding ASC 740 will be subject to ongoing review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

The following is the major tax jurisdiction for the Company and the earliest tax year subject to examination: United States — 2007.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $193,449, which was $93,449 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.81 to 1.00.

6. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

7. SUBSEQUENT EVENTS

The Company adopted the Subsequent Events topic of the Codification ("ASC 855") (formerly FASB Statement of Financial Accounting Standards No. 165, *Subsequent Events*). Subsequent events have been evaluated through February 24, 2010, which is the date that these financial statements were available to be issued. As a result of the Company's evaluation, except the TCW transaction disclosed below, the Company noted no other subsequent events that require adjustment to, or disclosure in, these financial statements.

On December 4, 2009, the Parent and HOLDCO signed a definitive agreement to sell the Parent to The TCW Group, Inc. ("TCW"), an international asset-management firm. TCW is a subsidiary of Société Générale. The acquisition was completed on February 23, 2010, at which time the Parent and its subsidiaries became 100% owned by TCW. Substantially all of the employees of the Parent and subsidiaries became employees of TCW and continue to provide services to the Parent and subsidiaries as applicable. The Company will continue to provide distribution services for the registered investment companies managed by the Parent, as well as placement agent services for the private investment funds managed by the Parent and West Gate Advisors, LLC.

* * * * * *

SUPPLEMENTAL SCHEDULES

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$ 353,452
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial conditions:	
Unpaid shared expenses	(29,984)
Accounts receivable	(24,163)
Prepaid expenses	(65,195)
Property and equipment	(40,661)
Total deductions and/or charges	(160,003)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	193,449
HAIRCUTS	
NET CAPITAL	$ 193,449
AGGREGATE INDEBTEDNESS	$ 736,473
MINIMUM CAPITAL REQUIRED (the greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 93,449
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.81 to 1.00

Note: A reconciliation of the above computation of net capital with the Company's corresponding Form X-17A-5, Part IIA, is not required, as no material differences exist.

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 24, 2010

MWAM Distributors, LLC
11766 Wilshire Blvd., Suite 1580
Los Angeles, CA 90025

In planning and performing our audit of the financial statements of MWAM Distributors, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

MWAM DISTRIBUTORS, LLC

(SEC I.D. No. 8-66546)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2009
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document